Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Frequently Asked Questions – Week of June 29, 2009

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

1.
Other than the standard benefits packages (i.e. medical, dental, 401k, vacation, etc.), what additional benefits/perks do Cameron Employees have?

For instance NATCO has/had tuition reimbursement, discount movie tickets, discounted massage sessions just to name a few.  Anything similar/comparable?

Cameron has a tuition reimbursement program.  Discounts to area businesses are available in a number of locations, but vary by location.  In addition, Cameron offers its employees a cash profit sharing plan, a 6% match on 401(k) contributions and a monthly 3% retirement contribution.

2.
What are the chances of incorporating selected elements of NATCO’s current benefits into the Petreco Division of Cameron, that are not there currently?
Examples:
•     Could Petreco’s 401K committee request a similar option to transfer 50% of 401K funds into a self-directed account within Charles Schwab?
•     Might Petreco consider adding some degree of vacation carry over in lieu of the current “use it or lose it by December 31st policy”?

No decisions have been made regarding specific benefits.  Cameron’s Plans Administration Committee carefully considers features of our 401K benefit program on a regular basis.  Employee suggestions are always welcome and taken into consideration.

3.	Does Cameron have a dress code policy?
Dress codes vary based on location and type of work performed. Most Cameron locations have a "business casual" policy.
4.
NATCO has participated in Race for the Cure since 2006 and I am curious to know what Cameron’s policies and mind set is to participate in community events and who or what department would be in charge of events like this to boost employee morale and support for these types of events?

Cameron participates in many community events, including Race for the Cure. Participation is coordinated through specific locations and/or divisions.
5.	What are Cameron's scheduled holidays? Does Cameron offer sick time?
In the United States, Cameron offers 10 paid holidays. The 2009 schedule is posted in the documents section of this website. In the United States, employees are allowed 5 sick days per year.
6.
With regard to "...overlapping support functions" as they are being called what is the model that is going to be used to determine reductions in force?  Is the model going to be Cameron employee's over NATCO employees?  If not will the transition team in the review of both organizations and their overlapping roles and responsibilities look individually at experience, expertise, performance and of course salary and base it on a case by case basis who is reduced on whichever side of the acquisition?

Positions in the new Petreco/NATCO combined organization as well as any corporate positions will be filled based on each individual’s skills, knowledge and experience.   The bottom line is we need the strongest team available to us, regardless of where individual team members come from. Integration teams have been formed and are working on developing plans for the implementation of the merger once it closes.

7.	Does Cameron or Petreco have a need for Pneumatic or Electrical Panels in the US and overseas? And if so have they been contracted out by other companies other than Cameron companies?
In certain Cameron locations there is a need for electrical panels which can be supplied on both an in house and subcontract basis.
8.	Please advise Cameron's Safety Incentive Policy.

Cameron does not have a Company-wide safety incentive policy which financially rewards individual contributions. Quality, Health, Safety & Environment are an integral part of each employee's job responsibilities.

9.	Is Cameron on a flex schedule? 9-80's?
Cameron does not offer 9-80 work schedules to its employees.
10.	Does Cameron offer incidental/sick days?
Cameron employees in the United States are allowed 5 sick days per year.
11.
Am I correct in understanding that any/all vacation hours accumulated while at NATCO must be taken before Jan 1, 2010 or be forfeited?

In case that question can't be directly answered, over the past 5 years, what action has been taken by Cameron relating to accrued vacation time on the books for employees of a company purchased by Cameron?

No decisions have been made regarding specific benefits, including vacation.  Regulatory constraints do not allow Cameron to influence any NATCO employees' actions regarding any issue, including the use of accrued vacation time prior to closing of the deal. Cameron's vacation policy does not allow for the carrying over of vacation days from one year to another.

12.	Several NATCO employees have vacation hours banked, what will happen to these hours?
Please see the answer to Question 11.
13.	Since Cameron does not allow vacation days to roll over, do NATCO employees have to use their vacation days before the end of the year or will Cameron buy the vacation days?

Please see the answer to Question 11.  Regulatory constraints do not allow Cameron to influence any NATCO employees' actions regarding any issue, including the use of accrued vacation time prior to closing of the deal.

14.
By the end of the year I will have approximately 10 weeks of accrued vacation.  Based on Cameron's policy I will not be allowed to carry over any vacation time, correct?  If the acquisition is in effect the first day of fourth quarter, will I need to take 10 weeks of vacation during the 12 weeks available in the 4th quarter?

Please see the answer to Question 11.

15.
By the end of the year I will have approximately 10 weeks of accrued vacation.  Based on Cameron's policy I will not be allowed to carry over any vacation time, correct?  If Cameron elects to issue a lump sum payment for excess vacation, will the amount be grossed up in the event at additional tax liabilities, e.g. lump sum results in; a) increased tax bracket from 15% to 28%, b) reductions in allowable itemized deductions, c) reduction in allowable deduction for student education expenses, etc, etc, etc?

Please see the answer to Question 11.
The following holiday schedule is posted in the documents section of the www.WelcometoCameron.com website.
CAMERON 2009 US HOLIDAYS
January 1 New Year’s Day
April 10 Good Friday
May 25 Memorial Day
July 3 Independence Day
September 7 Labor Day
November 26 Thanksgiving
November 27 Day after Thanksgiving
December 24 Christmas Eve
December 25 Christmas Day
One Floating Holiday to be scheduled by employee with prior management approval.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.